SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cubic Energy, Inc.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

777429200

(CUSIP Number)

David R. Earhart, 1601 Elm Street, Suite 3000

Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77742900

1	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William L. Bruggeman, Jr. and Ruth Bruggeman, Joint Tenants with Rights of Survivorship

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO; WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ 2(d) or 2(e)

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,841,397

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 17,841,397

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,841,397

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 28.2%

14	Type of Reporting Person IN

CUSIP No. 77742900

This statement relates to a joint Report on Schedule 13D, as amended through Amendment No. 4 thereto (as amended, the “Joint Statement”), filed with the Securities and Exchange Commission (the “Commission”)  by William L. Bruggeman, Jr. and Ruth Bruggeman, Joint Tenants with Rights of Survivorship (the “Bruggemans”), Calvin Wallen III (“Wallen”), Earthstock Resources, Inc., a corporation wholly owned by Wallen (“Earthstock”), and Tauren Exploration, Inc., a corporation wholly owned by Wallen (“Tauren” and, together with the Bruggemans, Wallen and Earthstock, the “Joint Filers”).  The Joint Filers have terminated their agreement to file jointly with respect to Schedule 13D. This Amendment No. 5 to Schedule 13D (this “Statement”) is filed by the Bruggemans only and amends and restates the Joint Statement as to the Bruggemans only.

Item 1.	Security and Issuer

This Statement relates to shares of the common stock, par value $0.05 per share (“Common Stock”), of Cubic Energy, Inc., a Texas corporation (the “Company”).  The address of the Company’s principal executive office is 9870 Plano Road, Dallas, Texas 75238.

Item 2.	Identity and Background

(a)        This Statement is filed by William L. Bruggeman, Jr. and Ruth Bruggeman, joint tenants with rights of survivorship.

(b)       The address of the Bruggemans is1681 94th Lane, NE, Blaine, Minnesota 55449.

(c)        The Bruggemans are primarily involved in investment activities.

(d)       The  Bruggemans have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        The Bruggemans have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The Bruggemans are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Stock Purchase Agreement, dated as of December 10, 1997 (the “Agreement”), by and among  the Company, Wallen, Earthstock, the Bruggemans, and Diversified Dynamics, Inc., a corporation controlled by the Bruggemans (“Diversified”), (i) Wallen acquired 7,000,000 shares of Common Stock, (ii) Earthstock acquired 2,500,000 shares of Common Stock, (iii) the Bruggemans acquired 2,500,000 shares of Common Stock, and (iv) Diversified acquired 500,000 shares of Common Stock. In exchange for the shares, Wallen, Earthstock, the Bruggemans and Diversified (collectively, the “Buyers”) contributed to the Company the interests in the oil and gas properties owned by the Buyers and listed on Annex D to the Agreement, as well as the Buyers’ entire interest in any contracts, leases, records and insurance policies affecting such interests. The amount of the consideration was the result of arms-length negotiations between the Buyers and the Company. In December 1998, William L. Bruggeman exercised warrants to acquire 40,000 shares of Common Stock at a cash price of $0.50 per share; and Consumer Products Corporation, an entity controlled by the Bruggemans (“Consumer Products”), exercised warrants to acquire 60,000 shares of Common Stock at a cash price of $0.50 per share. In March 2000, William L. Bruggeman acquired 175,682 shares of Common Stock by converting debt owed to him from the Company into equity at a price of $0.33 per share. In April 2001, the Bruggemans directly and/or indirectly through their controlled

CUSIP No. 77742900

subsidiaries acquired 7,147,440 shares of Common Stock through a private transaction between William L. Bruggeman and the Company, whereby William L. Bruggeman exchanged working interests and limited liability company interests at fair market value. In November 2001, Diversified purchased 334,000 shares of Common Stock with working capital.

In March 2005, the Bruggemans sold 400,000 shares of Common Stock in the open market for a purchase price of $1.20 per share. In various transactions in 2006, the Bruggemans acquired an additional 200,000 shares of Common Stock in the open market at purchase prices ranging from $0.75 per share to $0.79 per share. The Bruggemans used personal funds to make these acquisitions.

In December 2006, Diversified used working capital to acquire from the Company 1,200,000 shares of Common Stock at a price of $0.50 per share and warrants to acquire 600,000 shares of Common Stock at an exercise price of $0.70 per share, and the Bruggemans used personal funds to acquire 3,088,000 shares of Common Stock at a price of $0.50 per share and warrants to acquire 1,544,000 shares of Common Stock at an exercise price of $0.70 per share (the “Warrant”).

In addition to the transactions described above, between February 7, 2008 and October 2, 2008, the Bruggemans used personal funds to purchase a total of 79,900 shares of Common Stock in open-market transactions as follows:

Date of Purchase	Number of Shares Purchased	Purchase Price Per Share
February 7, 2008	1,400	$1.55
February 7, 2008	5,600	$1.56
February 7, 2008	1,000	$1.59
February 7, 2008	21,000	$1.63
February 7, 2008	1,000	$1.64
February 7, 2008	500	$1.69
February 7, 2008	6,000	$1.70
March 3, 2008	900	$1.59
March 3, 2008	2,000	$1.58
March 3, 2008	500	$1.63
March 3, 2008	3,200	$1.64
March 3, 2008	6,000	$1.65
March 3, 2008	4,450	$1.67
March 3, 2008	6,350	$1.68
October 2, 2008	9,000	$1.80
October 2, 2008	2,989	$1.76
October 2, 2008	1,300	$1.84
October 2, 2008	6,711	$1.85

On March 2, 2009, the Bruggemans (i) purchased 322,500 shares of Common Stock from Tauren in a privately negotiated sale for an aggregate cash purchase price of $516,000, or $1.60 per share, and (ii) purchased 1,544,000 shares of Common Stock for an aggregate exercise price of $1,080,000, or $0.70 per share, by exercise of the Warrant. The Bruggemans used personal funds to make these acquisitions.

Item 4.	Purpose of Transaction.

See Item 3 above.

The persons signing this filing do not have any specific plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by

CUSIP No. 77742900

any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer.

(a)                The Bruggemans are deemed to beneficially own 17,841,397 shares of Common Stock, which represents 28.2% of the outstanding Common Stock of the Company. Of those shares deemed to be beneficially owned by the Bruggemans, 40,000 shares of Common Stock are held by William L. Bruggeman individually, 15,047,397 shares of Common Stock are held directly by the Bruggemans as joint tenants with rights of survivorship, 2,034,000 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock are held by Diversified, and 120,000 shares of Common Stock are held by Consumer Products.

The foregoing percentage is based on 62,570,564 shares of Common Stock outstanding on March 10, 2009, as provided by the Company’s management.

(b)                The Bruggemans may be deemed to have sole voting and dispositive power over 17,841,397 shares of Common Stock.

(c)                See Item 3 above.

(d)                None.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Agreement, a copy of which is filed as an Exhibit to the Company’s Current Report on Form 8-K filed with the Commission on December 24, 1997, the Buyers purchased the shares of Common Stock set forth therein, three of the Company’s directors and executive officers resigned their positions, and Wallen, Rob Lindermanis and Stacey Hacker were appointed to the Company’s Board of Directors.

On December 15, 2006, the Company and the Bruggemans (and their affiliates) executed Subscription and Registration Rights Agreements for the purchase of an aggregate of 4,288,000 shares of Common Stock at a purchase price of $0.50 per share. In connection with such purchase, the Company granted the purchasers certain registration rights with respect to the purchased shares. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 1 which is hereby incorporated by reference.

In connection with the foregoing purchase, the Company issued the Warrant to the Bruggemans. The Warrant was immediately exercisable at $0.70 per share and was to expire on November 30, 2011. The foregoing summary of the Warrant is qualified in its entirety by reference to Exhibit 2 which is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Form of Subscription and Registration Rights Agreement (previously filed as Exhibit 1 to Amendment No. 3 to this Schedule 13-D, and incorporated herein by reference).

Exhibit 2 – Form of Warrant (previously filed as Exhibit 2 to Amendment No. 3 to this Schedule 13-D, and incorporated herein by reference).

CUSIP No. 77742900

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 27, 2009

WILLIAM L. BRUGGEMAN, JR. AND RUTH BRUGGEMAN, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

/s/ William L. Bruggeman, Jr.
William L. Bruggeman, Jr.

/s/ Ruth Bruggeman
Ruth Bruggeman